UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-39328

Genetron Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

1-2/F, Building 11, Zone 1

No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

+86 10 5090-7500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Genetron Health Announces Completion of Convertible Loan

BEIJING, Sept. 19, 2023 -- Genetron Holdings Limited ("Genetron Health" or the "Company", NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced that on September 18, 2023, the Company had completed a convertible loan transaction and received the Loan proceeds in full. Under the convertible loan agreement (the “Loan Agreement”) between the Company, Shenzhen Jiadao Gongcheng Equity Investment Fund (Limited Partnership), a limited partnership formed in the PRC (the “Lender”) and Beijing Genetron Biotechnology Co., Ltd. (the “Borrower”), a consolidated operating entity of the Group (as defined below), the Lender has agreed to loan to the Borrower RMB100,000,000 (the “Loan”), which Loan bears interest at the rate of 6% per annum and matures two years from the date (the “Disbursement Date”) the Loan proceeds are disbursed to the Borrower. The Company, its subsidiaries, the variable interest entities and their subsidiaries are collectively referred to as the “Group.” The Company plans to use the net proceeds from the Loan for working capital and general corporate purposes.

From the first Disbursement Date until the earlier of six months after the maturity date of the Loan Agreement and the signing date of the New Equity Financing (as defined below), (a) if the Company adopts a PRC domestic financing structure, the Lender will have the right to convert all or part of the Loan, excluding accrued and unpaid interest, at its option, into common equity securities (“Conversion Shares”) of a member of the Group (the “Equity Financing Issuer”) that is the entity designated for new equity financing of the Group after the consummation of the previously announced proposed going private transaction (the “Proposed Transaction”) (such new equity financing, the “New Equity Financing”); and (b) if the Company adopts an offshore financing structure, the Lender will have the right to subscribe, at its option, common equity securities (“Subscription Shares”) of the Equity Financing Issuer for an aggregate new money consideration of no more than US$15 million in connection with the Company’s offshore New Equity Financing. The conversion price of the Loan into Conversion Shares and the subscription price of the Subscription Shares will be determined pursuant to the formula set forth in the Loan Agreement.

In addition to certain customary events of default, upon a change of control or a sale of all or substantially all of the asset to a third-party, in each case with respect to the Borrower, the Loan Agreement will become immediately due and payable upon the Borrower’s receipt of the written notice from the Lender.

The Conversion Shares and the Subscription Shares are being sold by the Company to the Lender under the Loan Agreement in reliance upon Regulation S under the Securities Act of 1933, as amended.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This announcement contains information about the Proposed Transaction. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and growth strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding demand for and market acceptance of our diagnosis services and products, cancer early screening services and our IVD products and our ability to expand our customer base; the Company’s ability to obtain and maintain regulatory approvals from the NMPA, the NCCL and have our laboratory certified or accredited by authorities including the CLIA and the CAP; the Company’s ability to obtain and maintain intellectual property protections for our technologies and our continued research and development to keep pace with technology developments; general economic and business condition in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement and based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genetron Holdings Limited

By:	/s/ Sizhen Wang
Name:	Sizhen Wang
Title:	Chief Executive Officer

Date: September 19, 2023

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